FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





HSBC COMPLETES ACQUISITION OF 9.91 PER CENT OF PING AN

On 9 May 2005 it was announced that a wholly-owned subsidiary of HSBC Holdings plc, HSBC Insurance Holdings Limited, had entered into agreements, subject to conditions, to acquire a further 9.91 per cent of the issued share capital of Ping An Insurance (Group) Company of China, Ltd. for HK$8,104 million (US$1,039 million). The conditions to which those agreements were subject have been satisfied and the acquisition was completed today.

As permitted under the agreements, HSBC Insurance assigned its rights to acquire the shares to The Hongkong and Shanghai Banking Corporation Limited, another wholly-owned subsidiary of HSBC Holdings plc. The Hongkong and Shanghai Banking Corporation acquired 613,929,279 Ping An shares from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, an entity controlled by funds managed by the private equity business of Morgan Stanley, for a cash consideration of HK$13.20 (US$1.69) per share.

This acquisition brings HSBC's aggregate holding in Ping An to 19.90 per cent. HSBC Insurance Holdings Limited continues to hold the 9.99 per cent investment in Ping An it acquired in November 2002.

Notes to editors:

1. Ping An Insurance (Group) Company of China, Ltd.
Ping An Insurance (Group) Company of China, Ltd. was founded in 1988 and has its headquarters in Shenzhen. With insurance as its core business, Ping An has grown into a close-knit, efficient and diversified financial holding group that integrates securities, trusts and banking. The group company is the holding company of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. According to the gross written premiums, Ping An Life was ranked the second-largest life insurer in mainland China; Ping An Property & Casualty was ranked the third-largest property and casualty insurance company on the Mainland.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 August 2005